UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40940

Accretion Acquisition Corp.

(Exact name of registrant as specified in its charter)

240 Saint Paul, Suite 502

Denver, Colorado 80206

(720) 328-5070

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of common stock, $0.001 par value, one right entitling the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination, and one-half of one warrant

Common stock, par value $0.001 per share

Rights, each right entitling the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination

Warrants, each whole warrant exercisable for one share of common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of common stock, $0.001 par value, one right entitling the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination, and one-half of one warrant: 0 holders

Common stock, par value $0.001 per share: 7 holders

Rights, each right entitling the holder to receive one-tenth of one share of common stock upon the consummation of an initial business combination: 0 holders

Warrants, each whole warrant exercisable for one share of common stock: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Accretion Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Accretion Acquisition Corp.

Date: January 9, 2024	By:	/s/ Brad Morse
Name: Brad Morse
Title: Chief Executive Officer